BR/22

811-00126

WRITER'S E-MAIL

SEWARD & KISSEL LLP

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03040238

DEC 4 2003

December 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on November 25, 2003 by Lisa Schales against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

PROCESSED
DEC 08 2003
THOMSON
FINANCIAL

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LISA SCHALES, Individually and On Behalf of All Others Similarly Situated,	)	JUDGE MUKASEY
	)	CIVIL ACTION NO.
Plaintiff,	)	03 CV - 9438
vs.	)	CLASS ACTION COMPLAINT
ALLIANCE CAPITAL MANAGEMENT HOLDINGS L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, ALLIANCE CAPITAL MANAGEMENT L.P., AXA FINANCIAL, INC., ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN GROWTH & INCOME FUND, GERALD MALONE, CHARLES SCHAFFRAN, ACM TECHNOLOGY HEDGE FUND, ACM TECHNOLOGY PARTNERS LLP, EDWARD J. STERN, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LLC, CANARY CAPITAL PARTNERS, LTD., and DOES 1 - 100,	)	**JURY TRIAL DEMANDED**
Defendants.	)	

FILED
U.S. DISTRICT COURT
2003 NOV 25 PM 4: 14
S.D. OF N.Y.

Plaintiff, Lisa Schales ("Plaintiff"), by her attorneys, as and for her complaint, alleges the following upon personal knowledge as to herself and her acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the defendant mutual funds and its advisors to the expense of mutual fund

investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Section 34(b) of the Investment Company Act of 1940, [15 U.S.C. § 80a-33(b)]. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1337 and 1367 and Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43].

3. Venue is proper in this District pursuant to Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43], and 28 U.S.C. § 1391(b). Many of the acts charged herein, including the preparation and dissemination of material false and misleading information, occurred in substantial part in this District and Alliance Capital conducts business in this District.

4. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff bought and held shares of AllianceBernstein Technology B during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

6. Defendant Alliance Capital Management Holdings L.P. conducts its diversified investment management services business through Alliance Capital Management L.P. Alliance Capital Management Holdings L.P.'s principal place of business is located within this Judicial District at 1345 Avenue of the Americas, New York, NY 10105.

7. Defendant Alliance Capital Management Corporation conducts its diversified investment management services business. Alliance Capital Management Corporation's principal place of business is located within this Judicial District at 1345 Avenue of the Americas, New York, NY 10105.

8. Defendant Alliance Capital Management L.P. ("Alliance Capital Management") provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Alliance Capital Management also provides a broad offering of investment products, global in scope, with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. Alliance Capital Management operates in four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. Alliance Capital Management also maintains its principal place of business within this Judicial District at 1345 Avenue of the Americas, New York, NY 10105.

9. Defendant AXA Financial, Inc. is engaged in financial protection and wealth management. The Company operates primarily in western Europe, North America and the Asia-Pacific region, and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA Financial, Inc. is a Delaware corporation which maintain its principal place of business within this Judicial District at 1290 Avenue of the Americas, New York, New York 10104.

10. Defendants Alliance Capital Management Holdings L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., and AXA Financial, Inc. are collectively referred to as "Alliance Capital."

11. Defendant AllianceBernstein Technology Fund (the "AllianceBernstein Tech Fund") is a mutual fund that is registered under the Investment Company Act and managed by Alliance

Capital with its principal place of business located at 1345 Avenue of the Americas, New York, NY 10105. The fund seeks capital appreciation; current income is incidental. The fund normally invests at least 80% of assets in the securities of companies expected to benefit from technological advances and improvements. It typically invests all assets in equity securities; however, debt securities and preferred stocks with price-appreciation potential may be purchased. The fund may also seek income by writing call options. It can invest up to 10% of assets in foreign securities. Currently, the fund assets under management totals $3.2 billion.

12. Defendants AllianceBernstein Technology Fund and AllianceBernstein Growth & Income Fund, among others, are the parties responsible for registration of the AllianceBernstein funds under the Investment Company Act with its principal place of business located at 1345 Avenue of the Americas, New York, NY 10105.

13. Defendant Gerald Malone ("Malone") was, at all relevant times during the Class Period, the manager of the AllianceBernstein Tech fund. Additionally, Malone managed the ACM Technology Hedge Fund and the ACM Technology Partners LLP hedge fund. On September 30, 2003, Malone was suspended by Alliance Capital because he disregarded conflicts of interests and engaged in activity that benefitted Alliance Capital's hedge-fund operations at the expense of shareholders in the fund.

14. Defendant Charles Schaffran ("Schaffran") was, at all relevant times during the Class Period, a marketing executive at Alliance Capital who sold Alliance Capital hedge funds. On September 30, 2003, Schaffran was suspended by Alliance Capital because he disregarded conflicts of interests and engaged in activity that benefitted Alliance Capital's hedge-fund operations at the expense of shareholders in the fund.

15. Defendant ACM Technology Hedge Fund (the "Technology Hedge Fund") is a hedge fund that was managed by defendant Malone.

16. Defendant ACM Technology Partners LLP (the "Technology Partners Hedge Fund") is a hedge fund that was managed by defendant Malone (the Technology Hedge Fund and the Technology Partners Hedge Fund, collective, "ACM Hedge Funds").

17. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary").

18. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

19. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

20. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

21. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 2, 1998 and September 29, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

24. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

25. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

26. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually

redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

27. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

28. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit Alliance Capital, Alliance Capital's own ACM Hedge Funds, and their advisors at the expense of unsuspecting mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

29. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares.

It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

30. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Canary, the Doe Defendants, ACM Hedge Funds, and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

31. The mutual fund prospectus for the AllianceBernstein funds created the misleading impression that the AllianceBernstein funds was vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: not only did defendants sell the right to time the AllianceBernstein funds to Canary, the Doe Defendants and other hedge fund investors, defendants permitted Alliance Capital's own ACM Hedge Funds to time the AllianceBernstein funds. The prospectus was silent about these arrangements.

32. As a result of "timing" of the AllianceBernstein funds, Canary, the Doe Defendants, ACM Hedge Funds, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

33. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

34. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in her or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

35. Effective timing captures an arbitrage profit, which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the

next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

36. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by a timer's redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

37. Mutual fund managers, such as defendant Malone, are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary, the Doe Defendants, ACM Hedge Funds-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. In the case, however, it was even easier for the fund managers to spot one timer's activity because that timer was Alliance Capital acting through the ACM Hedge Funds.

38. Fund managers, such as defendant Malone, typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

39. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows: Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the

executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

40. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers like defendant Malone have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

41. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Canary, the Doe Defendants, ACM Hedge Funds assured defendants Malone and Schaffren that they would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

42. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a hedge fund run by the same manager) that assured a steady flow of fees to the manager.

43. Moreover, by allowing Alliance Capital's own ACM Hedge Funds to time the mutual funds, Alliance Capital was able further to increase the fees the mutual fund managers management fees, the ACM Hedge Funds' returns and the ACM Hedge Funds manager's fees.

44. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT ALLIANCE CAPITAL

45. During the Class Period, defendants allowed Canary, the Doe Defendants and ACM Hedge Funds to time the AllianceBernstein funds in exchange for making large investments in the ACM Hedge Funds.

46. On September 3, 2003, New York Attorney General Elliot Spitzer (the "Attorney General") filed a complaint charging fraud, among other things, in connection with the unlawful practices alleged herein. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

47. On September 30, 2003, before the markets opened, Alliance Capital announced the following:

> As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.
>
> Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.
>
> Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

48. On October 1, 2003, The Wall Street Journal reported that defendants Malone and Schaffran were suspended because an internal inquiry found that "certain investors were allowed to make rapid trades in a mutual fund managed by [defendant] Malone in exchange for making larger investments in Alliance [Capital] hedge funds also run by [defendant] Malone.

49. Additionally, The Wall Street Journal reported, with respect to Canary, that "[defendant] Stern's firm [Canary] appears to have arrangements allowing short-term trading with Alliance Funds[.]" As an example, The Wall Street Journal article stated that "on the evening of Jan. 13, [defendant] Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at that time would have amounted to an approximately $11 million transaction."

50. The AllianceBernstein funds' prospectus gave investors no warning that their funds would be used for timing, but rather created the misleading impression that Alliance Capital identified and barred timers from its funds. The prospectus goes on to reserve the right to shut market timers down:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

51. Contrary to the express language contained in the AllianceBernstein funds' prospectus, Alliance Capital allowed certain investors to make "frequent purchases and sales" in response to short-term considerations.

52. Evidence of market timing in the AllianceBernstein funds shows that significant market-timing activity was occurring. For example, one consequence of market timing is increased turnover of portfolio holdings, as the manager buys or sell stocks to handle the rapid in-and-out of cash flow from timers.

53. An example of defendants' fraudulent scheme is clearly shown if one looks at the Alliance Bernstein Tech fund statistics. The AllianceBernstein Tech fund showed a sizable uptick in turnover in 2002, when the portfolio's (AllianceBernstein Tech fund) turnover for the year was 117%, according to the United States Securities and Exchange Commission ("SEC") filings. In the preceding five years, the portfolio's (AllianceBernstein Tech fund) turnover never topped 67% and was as low as 46% in 2000. In the six months ending May 31, 2003, the fund's turnover was 116%.

54.. There are also signs of unusual cash flow activity - another tip-off of concentrated market timing. Data from fund-tracker Lipper Inc. ("Lipper") showed money pouring in and out in patterns that showed that market timing.

55. Lipper estimates monthly net fund flows based on month-end net assets reported by the fund. Lipper then backs out any increase in assets that appear to be a result of market appreciation, based on its information regarding the AllianceBernstein Tech fund's holdings.

56. In the middle of 2001, a pattern developed of cash moving in and out of AllianceBernstein Tech fund's A-share class.

57. For example, in April of that year, $53.7 million flowed into the AllianceBernstein Tech fund A-shares and within a month there was an outflow of $54.2 million. A-shares normally carry an up-front sales charge, but according to the prospectus, there is no initial sales charge on transactions of $1,000,000 or more.

58. In June 2001, $66.8 million came in, and in July $71.2 million flowed out. In January 2002, the AllianceBernstein Tech fund A-shares took in $184.5 million, and February saw an outflow of $191.1 million.

59. In February of 2003, those shares took in $157 million, and the March outflow was $146.4. April inflows were $63.3 million, and then May produced an outflow of $62.2 million.

60. Meanwhile, the other three share classes for the fund showed almost exclusively outflows since late 2000.

61. In light of the economic conditions at the time, such activity was not typical and clearly demonstrates that the defendants allowed certain investors to make rapid trades or market time the fund in exchange for making large investments in the ACM Hedge Funds.

62. For long-term shareholders, increased portfolio turnover means higher trading costs, and AllianceBernstein funds' brokerage commission costs soared since 2001.

63. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

64. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their own ACM Hedge Funds to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

FIRST CAUSE OF ACTION
(For Violations of Section 34 of the Investment Company Act)

65. Plaintiff repeats and realleges all of the paragraphs set forth above.

66. Through the course of conduct alleged herein, defendants have made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading in violation of Section 34 of the Investment Company Act, [15 U.S.C. § 80a-33(b)].

67. As a direct and proximate result of defendants' wrongful conduct alleged herein, plaintiff and the other members of the Class have suffered damages.

SECOND CAUSE OF ACTION
(For Breach of Fiduciary Duty)

68. Plaintiff repeats and realleges all of the paragraphs set forth above.

69. By engaging in the wrongdoing alleged herein, defendants have breached and are breaching their fiduciary duties owed to plaintiff and the other members of the Class.

70. Plaintiff and the Class have been specifically injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing and late trading. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders. Defendants acted in bad-faith in connection with the wrongful conduct complained of in this complaint.

71. Additionally, defendants have breached their duty of candor owed to plaintiff and the Class.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

(a) Declaring this action to be a class action and certifying plaintiff as a class representative and plaintiff's counsel as class counsel;

(b) Enjoining, preliminarily and permanently, the transactions complained of herein;

(c) Directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

(e) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: November 25, 2003

Respectfully submitted,

CAULEY GELLER BOWMAN & RUDMAN, LLP

By: ______________________

Samuel H. Rudman (SR-7957)
David A. Rosenfeld (DR-7564)
Mario Alba Jr. (MA-7240)
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff